UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant        ☐

Filed by a Party other than the Registrant            ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under § 240.14a-12

       Dell Inc.

(Name of Registrant as Specified In Its Charter)

Southeastern Asset Management, Inc.

   Icahn Enterprises L.P.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

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PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION, DATED JUNE 19, 2013

SPECIAL MEETING OF STOCKHOLDERS
OF
DELL INC.
TO BE HELD ON JULY 18, 2013

PROXY STATEMENT
OF
SOUTHEASTERN ASSET MANAGEMENT, INC.
ICAHN ENTERPRISES L.P.

SOLICITATION OF PROXIES IN OPPOSITION TO
MATTERS RELATING TO THE PROPOSED
GOING PRIVATE TRANSACTION OF DELL INC.

This Proxy Statement (“Proxy Statement”) and the enclosed GOLD proxy card are being furnished by Southeastern Asset Management, Inc., a Tennessee corporation (“SAM”), and Icahn Enterprises, L.P., a Delaware master limited partnership (“IEP”, and together with the Icahn Participants (as defined in Annex B), “Icahn”) (Icahn, together with SAM, “SAM/Icahn”), for use at the special meeting of stockholders of Dell Inc. (“Dell”), and at any continuation, adjournment, or postponement thereof (the “Special Meeting”), relating to the proposed going private transaction of Dell (the “Proposed Going Private Transaction” or the “Proposed Merger”). The Special Meeting will be held on July 18, 2013, at 8:00 a.m., Central Time, at the Dell Round Rock Campus, 501 Dell Way, Round Rock, Texas 78682.

Pursuant to this Proxy Statement, SAM/Icahn are soliciting proxies from holders of shares of common stock of Dell, par value of $0.01 per share (“Common Stock”), in respect of the following proposals to be considered at the Special Meeting, each as described in greater detail in the definitive proxy statement of Dell (the “Dell Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2013 for the Special Meeting (such proposals, the “Dell Special Meeting Proposals”):

1.	to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of February 5, 2013, as it may be amended from time to time, (the “Merger Agreement”), by and among Denali Holding Inc., a Delaware corporation (“Parent”), Denali Intermediate Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Intermediate”), Denali Acquiror Inc., a Delaware corporation and a wholly-owned subsidiary of Intermediate (“Merger Sub” and, taken together with Intermediate and Parent, the “Parent Parties”), and Dell (the “Merger Agreement Proposal”);

2.	to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of Dell in connection with the merger, as disclosed in the Dell Proxy Statement in the table under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger – Quantification of Payments and Benefits – Potential Change of Control Payments to Named Executive Officers Table”, including the associated footnotes and narrative discussion (the “Golden Parachute Proposal”);

3.	to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the proposal to adopt the Merger Agreement (the “Adjournment Proposal”); and

4.	to act upon other business as may properly come before the Special Meeting or any adjournment or postponement thereof by or at the direction of the Board of Directors of Dell (the “Other Business Proposal”).

SAM/ICAHN URGE YOU TO VOTE THE GOLD PROXY CARD (1) “AGAINST” THE MERGER AGREEMENT PROPOSAL, (2) “AGAINST” THE GOLDEN PARACHUTE PROPOSAL, (3) “AGAINST” THE ADJOURNMENT PROPOSAL AND (4) “AGAINST” THE OTHER BUSINESS PROPOSAL.

The Board of Directors of Dell (the “Dell Board”) has established the close of business on June 3, 2013 as the record date (the “Record Date”) for determining those stockholders who will be entitled to notice of, and to vote at, the Special Meeting. According to Dell’s Form 10-Q for the quarterly period ended May 3, 2013, as of June 6, 2013, there were 1,756,073,637 shares of Dell Common Stock outstanding. As of June 19, 2013, Icahn beneficially owned 152,478,650 shares, or approximately 8.7%, of Dell Common Stock outstanding and SAM beneficially owned 71,657,828 shares, or approximately 4.1%, of Dell Common Stock outstanding, for a combined total of 224,136,478 shares, or approximately 12.8%, of Dell Common Stock outstanding.

This Proxy Statement and the enclosed GOLD proxy card are first being sent or given to stockholders of Dell on or about [ ● ], 2013.

This solicitation is being made by SAM/Icahn and not by or on behalf of the Dell Board.

A proxy may be given by any person who held shares of Dell Common Stock on the Record Date. Whether or not you plan to attend the Special Meeting, you are urged to sign and date the enclosed GOLD proxy card and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the GOLD proxy card even if you have already delivered any other proxy. Please do not return any proxy card sent to you by Dell. If you have already returned a proxy card sent to you by Dell, that card will be automatically revoked if you complete and return the enclosed GOLD proxy card.

If you have any questions concerning this Proxy Statement or would like additional copies, please contact:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Toll Free: 1-800-347-4750
E-mail: dell@dfking.com
www.dfking.com/dell

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BACKGROUND OF THIS SOLICITATION

SAM has been a holder of Dell Common Stock since August 2005.

In June 2010, rumors began to circulate that Dell may be taken private when Michael S. Dell, the company’s founder and Chief Executive Officer, while participating in the Sanford C. Bernstein Strategic Decisions Conference, publicly acknowledged that he had considered taking the company private. Mr. Dell would not, however, comment on what circumstances would lead him to make such a decision, opting instead to focus the rest of his discussion on the company’s transformation away from being a PC-reliant business, the long-term investments such a transformation required, and the bright future he believed the company would enjoy once these investments have matured.

Consistent with its normal course interaction with management teams at companies in which it has invested, SAM has engaged in routine meetings and conversations with Dell’s management since 2005. Depending on company operations and market conditions, these conversations have included exploration of a wide variety of potential value creating opportunities – shared not from an “activist” perspective, but with receptive management in a spirit of partnership, to assist in evaluating strategies that might build long-term value per share. During one such communication, on June 15, 2012, a representative from SAM asked Mr. Dell whether he continued to think about a going private transaction. Mr. Dell responded that he had yet to reach a definitive conclusion. SAM sent Mr. Dell a spreadsheet assuming for discussion purposes that the price in such a transaction would be approximately $17.00 per share, and illustrating the company’s capacity comfortably to finance such a transaction should SAM and Mr. Dell be the only stockholders to remain. For the next several weeks, Mr. Dell and a representative from SAM continued high-level discussions about the structuring and economics of such a transaction.

During the same period, SAM also explored with Mr. Dell potential asset dispositions and significant share repurchases, not knowing what value creating opportunities he and the Board might view as in the best interests of stockholders. In connection with such discussions, on July 13, 2012, SAM sent Mr. Dell a spreadsheet exploring the potential sale of the Dell Financial Services business and/or issuance of debt to fund a significant share repurchase. While brief follow-up conversations occurred over the late summer and fall of 2012, SAM’s attempts to get further detail, including requests through counsel for a confidentiality agreement, were not successful.

In January 2013, rumors again began to circulate that Dell may be taken private, and further that Dell was actively engaged with potential buyers. On January 24, 2013, SAM again requested that Dell enter into a confidentiality agreement that would permit SAM to receive information about any material transaction under consideration. On January 29, 2013, SAM and its outside counsel met with Alex J. Mandl, Dell’s lead independent director and the chairman of Dell’s Special Committee, and the Special Committee’s outside counsel. At the meeting, SAM discussed a variety of transactions in which Dell could engage that would be designed to enhance the future success of Dell and permit Dell stockholders to continue owning an equity interest in Dell. SAM also indicated that it had read reports of a potential going private transaction in the range of $14 or $15 per share. SAM indicated that it would oppose any deal involving merger consideration in the range of $14 or $15 per share that did not provide existing stockholders a choice to roll over all or a portion of their equity interests in Dell. SAM again requested that Dell enter into a confidentiality agreement that would permit SAM to receive information about any proposed going private or other material transaction. The request was declined.

On February 5, 2013, Dell and the Parent Parties executed and delivered the Merger Agreement and related agreements. Pursuant to the Merger Agreement, Dell stockholders would receive $13.65 per share of Dell Common Stock in cash, and as a result of the merger, Dell would cease to be a publicly traded company.

On February 8, 2013, SAM sent a letter to the Dell Board (the “February 8 Board Letter”) expressing SAM’s disappointment with the Dell Board’s approval of the Proposed Going Private Transaction, which in SAM’s view grossly undervalues Dell and excludes Dell’s stockholders from being able to participate in Dell’s future upside. The letter also expressed SAM’s intent to vote against the Proposed Going Private Transaction as currently structured. Further, the letter stated that SAM intended to avail itself of all options at its disposal to oppose the Proposed Going Private Transaction, including but not limited to a proxy fight, litigation claims, and any available Delaware statutory appraisal rights. On the same date, SAM filed a Schedule 13D with the SEC disclosing the February 8 Board Letter.

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On February 11, 2013, SAM engaged D.F. King & Co., Inc. (“D.F. King”) to provide certain consulting and related services (the “D.F. King Engagement Letter”). On February 12, 2013, SAM filed Amendment No. 1 to the Schedule 13D with the SEC disclosing the D.F. King Engagement Letter.

From mid-February to mid-April 2013, SAM had discussions with a private equity firm regarding alternatives to the Proposed Going Private Transaction. The private equity firm ultimately decided not to proceed with an alternative.

On March 5, 2013, Longleaf Partners Fund (“Longleaf”), which is SAM’s largest client, made a demand to Dell that Dell furnish Longleaf with a list of stockholders and certain related records of Dell pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”).

Also on March 5, 2013, SAM sent a letter to the Dell Board (the “March 5 Board Letter”) reiterating its opposition to the Proposed Going Private Transaction. On the same date, SAM filed Amendment No. 2 to the Schedule 13D with the SEC disclosing the Demand Letter and the March 5 Board Letter.

Also on March 5, 2013, Icahn sent a letter to the Dell Board stating that Icahn believed the Proposed Going Private Transaction substantially undervalues the company and proposed an alternative leveraged recapitalization transaction.

On March 10, 2013, in connection with an alternative leveraged recapitalization transaction, Icahn entered into a confidentially agreement with Dell to review certain Dell materials.

On March 14, 2013, Longleaf entered into a confidentiality agreement (the “Confidentiality Agreement”) with Dell in order to receive Dell’s list of stockholders. On March 15, 2013, SAM filed Amendment No. 3 to the Schedule 13D with the SEC disclosing the Confidentiality Agreement.

On March 22, 2013, Icahn delivered a letter to the Dell Board that included an Acquisition Proposal (as defined in the Merger Agreement).

On April 9, 2013, SAM sent a letter to the Dell Special Committee (the “April 9 Special Committee Letter”) in which SAM discussed its view that Dell’s preliminary proxy statement failed to provide a compelling case for Dell’s stockholders to approve the Proposed Going Private Transaction and that the Special Committee conducted a process that resulted in an inadequate outcome. On the same date, SAM issued a press release containing the April 9 Special Committee Letter and filed a Schedule 14A with the SEC that contained the April 9 Special Committee Letter.

On April 12, 2013, SAM sent a letter to its clients (the “April 12 Client Letter”) in which SAM updated its clients on the progress of SAM’s discussions with Dell and discussed SAM’s opposition to the Proposed Going Private Transaction. On the same date, SAM filed a Schedule 14A with the SEC disclosing the April 12 Client Letter.

On April 16, 2013, Icahn issued a press release stating that it had entered into an agreement with Dell that would facilitate discussions among Dell stockholders. On the same date, Icahn filed a Schedule 14A with the SEC that included the press release.

On May 9, 2013, SAM and Icahn jointly sent a letter to the Dell Board (the “May 9 Board Letter”) disclosing that SAM and Icahn had formed a group in order to promote certain proposals related to Dell. SAM and Icahn proposed in the May 9 Board Letter that Dell undertake a transaction in which Dell stockholders would maintain their equity position in Dell and would also be given the opportunity to elect to receive a distribution of $12.00 per share in either cash or Dell Common Stock.

On May 10, 2013, SAM filed Amendment No. 4 to the Schedule 13D with the SEC disclosing the May 9 Board Letter. On the same date, Icahn filed a Schedule 13D with the SEC disclosing the May 9 Board Letter and disclosing the beneficial ownership by Icahn of approximately 4.52% of Dell’s Common Stock. Also on May 10, 2013, SAM and Icahn each filed a Schedule 14A with the SEC disclosing the May 9 Board Letter.

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Also on May 10, 2013, the Dell Special Committee issued a press release stating that it was reviewing the alternative proposal described in the May 9 Board Letter.

On May 13, 2013, Longleaf (which is SAM’s largest client) hand delivered to Dell a letter pursuant to Dell’s bylaws (the “SAM Nomination Letter”) in which Longleaf stated its intent to nominate six individuals (the “SAM Nominees”) for election to the Dell Board at the 2013 annual meeting of stockholders or at any other meeting of stockholders at which directors may be elected (the “2013 Annual Meeting”). Also on May 13, 2013, Icahn hand delivered to Dell a letter pursuant to Dell’s bylaws (the “Icahn Nomination Letter”) in which Icahn nominated six individuals (the “Icahn Nominees”) for election to the Dell Board at the 2013 Annual Meeting. The SAM Nomination Letter and the Icahn Nomination Letter indicated that SAM and Icahn intend to solicit proxies for the SAM Nominees and the Icahn Nominees as a single slate, and intend to jointly prepare, file and mail a proxy statement in connection with such solicitation.

Also on May 13, 2013, SAM filed Amendment No. 5 to the Schedule 13D with the SEC disclosing the SAM Nomination Letter. SAM also filed a Schedule 14A with the SEC disclosing the SAM Nomination Letter. On the same date, Icahn filed Amendment No. 1 to the Schedule 13D with the SEC disclosing the Icahn Nomination Letter. Icahn also filed a Schedule 14A with the SEC disclosing the Icahn Nomination Letter.

Also on May 13, 2013, the Dell Special Committee sent a response letter to the May 9 Board Letter to each of SAM and Icahn requesting certain clarifications and additional materials regarding the alternative transaction proposed by SAM and Icahn.

On May 14, 2013, SAM filed a Schedule 14A with the SEC containing the biographies of the SAM Nominees. On the same date, Icahn filed a Schedule 14A with the SEC containing the biographies of the Icahn Nominees.

Also on May 14, 2013, SAM filed a Schedule 14A with the SEC disclosing Longleaf’s quarterly report for the quarter ended March 31, 2013.

On May 15, 2013, Longleaf exercised 25,000,000 December 2015 call options with certain counterparties. The exercise of the options provided SAM with rights to exercise voting authority over the underlying securities. On May 16, 2013, SAM filed Amendment No. 6 to the Schedule 13D with the SEC disclosing the exercise of the options. The exercise of the options did not alter SAM’s beneficial ownership of the underlying securities, since SAM had previously reported beneficial ownership of such securities in its initial Schedule 13D.

On May 17, 2013, SAM filed a Form 3 disclosing that it had become a member of a 10% ownership group with Icahn. On May 20, 2013, Icahn filed a Form 3 disclosing that they had become a member of a 10% ownership group with SAM.

On May 20, 2013, the Dell Special Committee sent a letter to SAM and Icahn stating that the Special Committee was not permitted to provide SAM and Icahn with the requests for information made by SAM and Icahn unless the alternative transaction proposed by SAM and Icahn could reasonably be expected to result in a “Superior Proposal” as defined in the Merger Agreement. The Special Committee indicated that, until it received the information requested in its May 13, 2013 letter, it was not in a position to evaluate whether or not the alternative transaction proposed by SAM and Icahn conforms to the definition of “Superior Proposal” that the Dell Special Committee agreed to with Michael Dell and Silver Lake under the Merger Agreement.

On May 22, 2013, SAM posted to its website SAM’s observations (the “Earnings Observations”) regarding Dell’s first quarter earnings results, as reported on an accelerated basis following a series of leaks to the marketplace. In the Earnings Observations, SAM analyzed the results to demonstrate why its reaction differed significantly from most public commentary. On the same date, SAM filed a Schedule 14A with the SEC that included the Earnings Observations.

On June 18, 2013, Icahn proposed, in an open letter to Dell stockholders, that Dell engage in a tender offer to repurchase Dell Common Stock. In order to implement this tender offer proposal, Icahn stated that it would seek to defeat the Proposed Going Private Transaction and, once it was defeated, would seek, together with SAM, to elect the Icahn Nominees and the SAM Nominees to the Dell Board at the 2013 Annual Meeting. Icahn also disclosed

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that certain of the Icahn Beneficial Owners (as defined in Annex B) had purchased approximately 72 million shares of Dell Common Stock from SAM. On the same date, Icahn filed Amendment No. 2 to the Schedule 13D with the SEC and a Schedule 14A with the SEC disclosing the letter and the purchase of shares of Dell Common Stock from SAM. Also on June 18, 2013, SAM issued a statement disclosing the sale of shares of Dell Common Stock to Icahn and reaffirming SAM’s intention to vote against the Proposed Going Private Transaction. On the same date, SAM filed a Schedule 14A with the SEC that included this statement. Also on that date, the Dell Special Committee issued a statement that it was reviewing Icahn’s tender offer proposal but that the Special Committee could not endorse such proposal in its present state.

On June 19, 2013, SAM filed Amendment No. 7 to the Schedule 13D with the SEC disclosing the sale of shares of Dell Common Stock to Icahn. Also on that date, SAM sent a letter to its clients disclosing the sale of shares of Dell Common Stock to Icahn and reaffirming SAM’s intention to vote against the Proposed Going Private Transaction. On the same date, SAM filed a Schedule 14A with the SEC that included SAM’s letter to its clients.

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THE DELL SPECIAL MEETING PROPOSALS

For a detailed discussion of the Dell Special Meeting Proposals, including various arguments in favor of such proposals, please refer to the Dell Proxy Statement.

According to the Dell Proxy Statement, the Dell Board will make the following proposals at the Special Meeting:

Proposal 1 – Proposal to Adopt the Agreement and Plan of Merger

To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of February 5, 2013, as it may be amended from time to time, (the “Merger Agreement”), by and among Denali Holding Inc., a Delaware corporation (“Parent”), Denali Intermediate Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Intermediate”), Denali Acquiror Inc., a Delaware corporation and a wholly-owned subsidiary of Intermediate (“Merger Sub” and, taken together with Intermediate and Parent, the “Parent Parties”), and Dell (the “Merger Agreement Proposal”).

Recommendation

SAM/Icahn believe that Dell stockholders should be able to remain holders of shares of Dell Common Stock, and oppose the cash out merger at $13.65 per share agreed to in the Merger Agreement. SAM/Icahn have repeatedly indicated their opposition to the Proposed Going Private Transaction in their letters to the Dell Board and the Dell Special Committee. These letters, which were filed with the SEC, included SAM/Icahn’s analysis supporting their belief that the proposed $13.65 per share does not properly reflect the value of the company. Accordingly, SAM/Icahn recommend that you vote “AGAINST” Proposal 1 (Proposal to Adopt the Agreement and Plan of Merger).

Proposal 2 – Proposal to Approve Executive Compensation

To approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of Dell in connection with the merger, as disclosed in the Dell Proxy Statement in the table under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger – Quantification of Payments and Benefits – Potential Change of Control Payments to Named Executive Officers Table”, including the associated footnotes and narrative discussion (the “Golden Parachute Proposal”).

Recommendation

SAM/Icahn believe that change of control provisions are designed to protect officers in the event they lose their jobs upon a change of control of a company. SAM/Icahn believe that the compensation payable under the Golden Parachute Proposal rewards the very people that are taking Dell private. As a result, SAM/Icahn do not believe that the officers of Dell engaged in the Proposed Going Private Transaction should benefit from their change of control provisions. Therefore, SAM/Icahn recommend that you vote “AGAINST” Proposal 2 (Proposal to Approve Executive Compensation).

Proposal 3 – Proposal to Approve Adjournment of Special Meeting

To approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the proposal to adopt the Merger Agreement (the “Adjournment Proposal”).

Recommendation

SAM/Icahn recommend that you vote “AGAINST” Proposal 3 (Proposal to Approve Adjournment of Special Meeting).

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Proposal 4 – Proposal to Grant Authority to Act Upon Other Business

To act upon other business as may properly come before the Special Meeting or any adjournment or postponement thereof by or at the direction of the Board of Directors of Dell (the “Other Business Proposal”).

Recommendation

SAM/Icahn recommend that you vote “AGAINST” Proposal 4 (Proposal to Grant Authority to Act Upon Other Business).

SAM/ICAHN URGE YOU TO VOTE THE GOLD PROXY CARD (1) “AGAINST” THE MERGER AGREEMENT PROPOSAL, (2) “AGAINST” THE GOLDEN PARACHUTE PROPOSAL, (3) “AGAINST” THE ADJOURNMENT PROPOSAL AND (4) “AGAINST” THE OTHER BUSINESS PROPOSAL.

CERTAIN INFORMATION REGARDING THE PROPOSED MERGER

At the Special Meeting, Dell stockholders of record at the close of business on the Record Date will be voting on, among other things, whether to adopt the Merger Agreement. According to the Dell Proxy Statement, in the Proposed Merger, each issued and outstanding share of Common Stock (other than certain excluded shares and dissenting shares) will be converted into the right to receive the Merger Consideration.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, as well as any amendment thereto, a copy of which is included as Annex A to the Dell Proxy Statement. The Proposed Merger and each of the Dell Special Meeting Proposals are described in further detail in the Dell Proxy Statement, which is available at http://www.sec.gov.

VOTING PROCEDURES

To vote “AGAINST” each of the Dell Special Meeting Proposals, please sign and date the enclosed GOLD proxy card and return it to Southeastern Asset Management, Inc., c/o First Coast Results, Inc., PO Box 3672, Ponte Vedra Beach, FL 32004-9911, in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the Special Meeting and vote in person.

Q.	When and where is the Special Meeting?

A.	The Special Meeting will be held on July 18, 2013, at 8:00 a.m., Central Time, at the Dell Round Rock Campus, 501 Dell Way, Round Rock, Texas 78682.

Q.	What am I being asked to vote on at the Special Meeting?

A.	You are being asked to consider and vote on the following proposals:

1.	to consider and vote on a proposal to adopt the Merger Agreement, which we refer to as the “Merger Agreement Proposal”;

2.	to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of Dell in connection with the merger, as disclosed in the Dell Proxy Statement in the table under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger – Quantification of Payments and Benefits – Potential Change of Control Payments to Named Executive Officers Table”, including the associated footnotes and narrative discussion, which we refer to as the “Golden Parachute Proposal”;

3.	to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the proposal to adopt the Merger Agreement, which we refer to as the “Adjournment Proposal”; and

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4.	to act upon other business as may properly come before the Special Meeting or any adjournment or postponement thereof by or at the direction of the Board of Directors of Dell.

Q.	What vote is required for Dell’s stockholders to approve the Merger Agreement Proposal?

A.	Under Delaware law and as a condition to the consummation of the merger, stockholders holding at least a majority of the shares of Dell Common Stock outstanding and entitled to vote at the close of business on the Record Date must vote “for” the proposal to adopt the Merger agreement. In addition, the Merger Agreement requires, as a condition to the consummation of the merger, that stockholders holding at least a majority of the shares of Dell Common Stock outstanding and entitled to vote at the close of business on the Record Date, other than the Parent Parties, Mr. Dell and certain entities related to Mr. Dell, any other officers and directors of Dell and any other person having an equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary, must vote “for” the proposal to adopt the Merger Agreement. A failure to vote your shares of Dell Common Stock or an abstention from voting or broker non-vote will have the same effect as a vote “against” the Merger Agreement Proposal.

Q.	What vote is required for Dell’s stockholders to approve on an advisory (non-binding) basis the Golden Parachute Proposal?

A.	Approval on an advisory (non-binding) basis of the Golden Parachute Proposal requires the affirmative vote of the holders of a majority of the voting power of Dell Common Stock present or represented by proxy and entitled to vote thereon at the Special Meeting. The Parent Parties, Mr. Dell and certain entities related to Mr. Dell, and the other officers and directors of Dell have retained their right to vote on the Golden Parachute Proposal.

Q.	What vote is required for Dell’s stockholders to approve the Adjournment Proposal?

A.	Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of Dell Common Stock present or represented by proxy and entitled to vote thereon at the Special Meeting. The Parent Parties, Mr. Dell and certain entities related to Mr. Dell, and the other officers and directors of Dell have retained their right to vote on the Adjournment Proposal.

Q.	Who can vote at the Special Meeting?

A.	Stockholders of record as of the close of business on June 3, 2013, the Record Date for the Special Meeting, are entitled to receive notice of, and to vote at, the Special Meeting. Each record holder of shares of Dell Common Stock as of the Record Date is entitled to cast one vote on each matter properly brought before the Special Meeting for each share of Dell Common Stock that such holder owns as of the Record Date. According to the Dell Proxy Statement, as of May 22, 2013, there were 1,755,951,717 shares of Dell Common Stock outstanding.

Q.	What is a quorum?

A.	The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the voting power of the shares of Dell Common Stock outstanding and entitled to vote on the Record Date will constitute a quorum, permitting Dell to conduct its business at the Special Meeting. Abstentions and broker non-votes, if any, are counted as present for the purpose of establishing a quorum.

Q.	How do I vote?

A.	If you are a stockholder of record as of the Record Date, you may vote your shares on matters presented at the Special Meeting in any of the following ways:

•	in person—You may attend the Special Meeting and cast your vote there; or

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•	by Internet—Access the website www.firstcoastresults.com/dell up until 11:59 P.M. Eastern Time the day prior to the Special Meeting date. Please have your proxy card in hand when you access the website and follow the instructions listed; or

•	by telephone—Use any touch-tone telephone and call 1-800-218-2910 up until 11:59 P.M. Eastern Time the day prior to the Special Meeting date. Please have your proxy card in hand when you call the toll-free number and follow the instructions listed; or

•	by mail—Mark, sign, date, and return the enclosed GOLD proxy card in the accompanying prepaid reply envelope.

If you are a beneficial owner of Dell Common Stock as of the Record Date, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Your bank, brokerage firm or other nominee may provide for Internet and telephone voting. Please consult with your bank, brokerage firm or other nominee to determine if these options are available. Please note that if you are a beneficial owner and wish to vote in person at the Special Meeting, you must have a legal proxy from your bank, brokerage firm or other nominee. The control number located on your proxy card is designed to verify your identity and allow you to vote your shares of Dell Common Stock, and to confirm that your voting instructions have been properly recorded when submitting a proxy over the Internet or by telephone.

Q.	What is the difference between being a “stockholder of record” and a “beneficial owner”?

A.	If your shares of Dell Common Stock are registered directly in your name with Dell’s transfer agent, you are considered, with respect to those shares of Dell Common Stock, the “stockholder of record.” In that case, this Proxy Statement, and your proxy card, have been sent directly to you by SAM/Icahn.

If your shares of Dell Common Stock are held through a bank, brokerage firm or other nominee, you are considered the “beneficial owner” of shares of Dell Common Stock held in “street name.” In that case, this Proxy Statement has been forwarded to you by your bank, brokerage firm or other nominee which may be, with respect to those shares of Dell Common Stock, the stockholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee as to how to vote your shares of Dell Common Stock by following their instructions for voting.

Q.	If my shares of Dell Common Stock are held in street name by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee vote my shares of Dell Common Stock for me?

A.	Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Dell Common Stock if you instruct your bank, brokerage firm or other nominee as to how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Dell Common Stock. If you do not instruct your bank, brokerage firm or other nominee as to how to vote your shares of Dell Common Stock, your shares of Dell Common Stock will not be voted and it will have the same effect as a vote cast against the Merger Agreement Proposal and will not have any effect on the Golden Parachute Proposal or the Adjournment Proposal.

Q.	What is a proxy?

A.	A proxy is your legal designation of another person to vote your shares of Dell Common Stock. This written document describing the matters to be considered and voted on at the Special Meeting is called a Proxy Statement. The document used to designate a proxy to vote your shares of stock is called a proxy card.

Q.	If a stockholder gives a proxy, how are the shares of Dell Common Stock voted?

A.	Regardless of the method you choose to submit a proxy, the individuals named on the enclosed GOLD proxy card will vote your shares of Dell Common Stock in the way that you indicate. When completing the

8

enclosed GOLD proxy card, you may specify whether your shares of Dell Common Stock should be voted “FOR” or “AGAINST,” or to “ABSTAIN” from voting on, all, some or none of the specific items of business to come before the Special Meeting.

If you properly sign the enclosed GOLD proxy card but do not mark the boxes indicating how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “AGAINST” the Merger Agreement Proposal, “AGAINST” the Golden Parachute Proposal, and “AGAINST” the Adjournment Proposal.

Q.	What should I do if I receive a proxy card from Dell?

A.	If you submit a proxy to us by signing and returning the enclosed GOLD proxy card, do not sign or return any proxy card or follow any voting instructions provided by Dell unless you intend to change your vote, because only your latest-dated proxy will be counted. If you have already sent a proxy card to Dell and voted in favor of the Dell Special Meeting Proposals, you may revoke it and vote against the Dell Special Meeting Proposals simply by signing, dating and returning the enclosed GOLD proxy card.

Q.	Can I change or revoke my vote?

A.	Yes. You have the right to revoke a proxy at any time before it is exercised by

(1) submitting another proxy at a later date through any of the methods available to you, including by signing, dating and returning the enclosed GOLD proxy card, or

(2) delivering a written revocation to (a) Southeastern Asset Management, Inc., c/o First Coast Results, Inc., PO Box 3672, Ponte Vedra Beach, FL 32004-9911, or (b) the Corporate Secretary of Dell, which must be filed with the Corporate Secretary of Dell by the time the Special Meeting begins, or

(3) attending the Special Meeting and voting in person.

If your shares of Dell Common Stock are held in street name by your bank, broker or other nominee, please refer to the information forwarded by your bank, broker or other nominee for procedures on changing or revoking your proxy.

Q.	What happens if I do not vote or submit a proxy card, or do not instruct my bank, broker or other nominee as to how to vote, or abstain from voting?

A.	If you fail to vote, either in person or by proxy, or fail to instruct your bank, broker or other nominee as to how to vote, it will have the same effect as a vote cast against the Merger Agreement Proposal.

If you fail to vote, either in person or by proxy, or fail to instruct your bank, broker or other nominee as to how to vote, it will not have any effect on the Golden Parachute Proposal or the Adjournment Proposal.

If you abstain from voting it will have the same effect as a vote cast against all the proposals.

Q.	What do I do if I receive more than one proxy or set of voting instructions?

A.	If you hold shares of Dell Common Stock in street name, or through more than one bank, brokerage firm or other nominee, and also directly as a record holder or otherwise, you may receive more than one proxy or set of voting instructions relating to the Special Meeting. These should each be executed and returned separately in accordance with the instructions provided in this Proxy Statement in order to ensure that all of your shares of Dell Common Stock are voted.

Q.	What happens if I sell my shares of Dell’s Common Stock before the Special Meeting?

A.	The Record Date for stockholders entitled to vote at the Special Meeting is prior to both the date of the Special Meeting and the consummation of the Proposed Merger. If you transferred your shares of Dell

9

Common Stock before the Record Date, you will not be entitled to vote at the Special Meeting and will not be entitled to receive the Merger Consideration. If you transfer your shares of Dell Common Stock after the Record Date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to receive the Merger Consideration to the person to whom you transfer your shares. Unless special arrangements are made, the person to whom you transfer your shares of Dell Common Stock after the Record Date will not have a right to vote those shares at the Special Meeting.

Q.	Who will solicit and pay the cost of soliciting proxies?

A.	SAM/Icahn have engaged D.F. King to assist in the solicitation of proxies for the Special Meeting. SAM/Icahn have agreed to pay D.F. King a fee not to exceed $[ ● ]. SAM/Icahn have also agreed to reimburse D.F. King for all documented expenses and to indemnify D.F. King against certain losses, claims, damages, liabilities and out-of-pocket expenses. For more information regarding SAM/Icahn’s arrangement with D.F. King, please see “Solicitation of Proxies.” SAM/Icahn also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Dell Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Dell Common Stock and in obtaining voting instructions from those owners. The officers and employees of SAM/Icahn may also solicit proxies by telephone, by facsimile, by mail, over the Internet or in person. They will not be paid any additional amounts for soliciting proxies. The entire expense of soliciting proxies for the Special Meeting by or on behalf of SAM/Icahn is being borne by SAM/Icahn. SAM/Icahn will not seek reimbursement of the cost of the solicitation from Dell.

Q.	What do I need to do now?

A.	Even if you plan to attend the Special Meeting, after carefully reading and considering the information contained in this Proxy Statement, please submit your GOLD proxy card promptly to ensure that your shares are represented at the Special Meeting. If you hold your shares of Dell Common Stock in your own name as the stockholder of record, please submit your proxy for your shares of Dell Common Stock by completing, signing, dating and returning the enclosed GOLD proxy card in the accompanying prepaid reply envelope. If you decide to attend the Special Meeting and vote in person, your vote by ballot at the Special Meeting will revoke any proxy previously submitted. If you are a beneficial owner of shares of Dell Common Stock, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

SAM/ICAHN URGE YOU TO VOTE THE GOLD PROXY CARD (1) “AGAINST” THE MERGER AGREEMENT PROPOSAL, (2) “AGAINST” THE GOLDEN PARACHUTE PROPOSAL, (3) “AGAINST” THE ADJOURNMENT PROPOSAL AND (4) “AGAINST” THE OTHER BUSINESS PROPOSAL.

Q.	Am I entitled to exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) instead of receiving the Merger Consideration for my shares of Common Stock?

A.	Yes. Stockholders who do not vote in favor of the Merger Agreement Proposal are entitled to statutory appraisal rights under Delaware law in connection with the Proposed Merger. This means that if you comply with the requirements of Section 262 of the DGCL, you are entitled to have the “fair value” (as defined pursuant to Section 262 of the DGCL) of your shares of Common Stock determined by the Court of Chancery of the State of Delaware and to receive payment based on that valuation instead of receiving the Merger Consideration. To exercise your appraisal rights, you must comply with the requirements of the DGCL. Please see “Appraisal Rights.”

Q.	Who can help answer my other questions?

A.	If you have additional questions about the Proposed Merger, need assistance in submitting your proxy or voting your shares of Dell Common Stock, or need additional copies of the Proxy Statement or the enclosed GOLD proxy card, please contact:

10

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Toll Free: 1-800-347-4750
E-mail: dell@dfking.com
www.dfking.com/dell

APPRAISAL RIGHTS

Under the DGCL, if you do not wish to accept the Merger Consideration provided for in the Merger Agreement and the Proposed Merger is consummated, you have the right to seek appraisal of your shares of Common Stock and to receive payment in cash for the fair value of your Common Stock. To exercise your appraisal rights, you must submit a written demand for appraisal to Dell before a vote is taken on the Merger Agreement, you must not submit a proxy voting FOR the Merger Agreement Proposal, or otherwise vote FOR the Merger Agreement Proposal, you must hold your shares continuously through the effective time of the Proposed Merger, and you must otherwise comply with Section 262 of the DGCL.

SOLICITATION OF PROXIES

Proxies will be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person. Officers and certain employees of members of SAM/Icahn may assist in the solicitation of proxies without any additional remuneration.

SAM/Icahn have retained D.F. King for solicitation and advisory services in connection with solicitations relating to the Special Meeting. SAM/Icahn have agreed to pay D.F. King a fee not to exceed $[ ● ]. To date, D.F. King has received $[ ● ] for its services. SAM/Icahn have also agreed to reimburse D.F. King for all documented expenses and to indemnify D.F. King against certain losses, claims, damages, liabilities and out-of-pocket expenses. D.F. King will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that approximately 150 people will be employed by D.F. King in connection with the solicitation of proxies for the Special Meeting.

SAM/Icahn may reimburse banks, brokers, custodians or other record holders for their reasonable out-of-pocket expenses incurred in connection with forwarding, at SAM/Icahn’s request, all materials related to this solicitation of proxies to the beneficial owners of shares of Dell Common Stock they hold of record.

In addition to the costs related to the engagement of D.F. King, costs related to the SAM/Icahn solicitation of proxies include expenditures for printing, postage, legal services, public relations, and other related items. Total costs, including the fees of D.F. King set forth above, are expected to be approximately $[ ● ]. Total payments of costs to date, including payments to D.F. King set forth above, are approximately $[ ● ]. SAM and Icahn have agreed to share on a proportionate basis the expenses of D.F. King, the expenses of public relations advisors, and the expenses of printing and distributing this Proxy Statement. SAM and Icahn will each pay the expenses of their own legal advisors.

The entire expense of soliciting proxies for the Special Meeting by or on behalf of SAM/Icahn is being borne by SAM/Icahn. SAM/Icahn will not seek reimbursement of the cost of the solicitation from Dell.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a GOLD proxy card, please contact:

11

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Toll Free: 1-800-347-4750
E-mail: dell@dfking.com
www.dfking.com/dell

OTHER PROPOSALS

Other than as set forth above, SAM/Icahn are not currently aware of any other proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will vote on such proposals in their discretion (provided, however, that such persons named on the GOLD proxy card will be permitted to use such discretionary authority only for matters that they do not know, a reasonable time before the solicitation, are to be presented at the Special Meeting).

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THIS SOLICITATION OF PROXIES

SAM and Icahn are participants in this solicitation of proxies for the Special Meeting. Certain other entities and individuals identified in Annex A and Annex B to this Proxy Statement are also participants in such solicitation. Information concerning SAM, Icahn, and other persons who are participants in this solicitation of proxies for the Special Meeting is set forth in Annex A and Annex B to this Proxy Statement and is incorporated into this Proxy Statement by reference.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Proxy Statement, and the documents referred to or incorporated by reference into this Proxy Statement, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this Proxy Statement include, among other things, the factors identified under the section entitled “Risk Factors” in Dell’s Annual Report on Form 10-K for the year ended February 1, 2013 and under the section entitled “Cautionary Statement Concerning Forward-Looking Information” in the Dell Proxy Statement. Such forward-looking statements should therefore be construed in light of such factors, and SAM/Icahn are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NOTICE OF INTERNET AVAILABILITY

The Proxy Statement, as well as all other proxy materials distributed by SAM/Icahn, are available free of charge online at www.dfking.com/dell. However, SAM/Icahn are not relying on SEC rules that permit the electronic distribution of this Proxy Statement in lieu of physical delivery.

OTHER INFORMATION

The information concerning Dell and the Proposed Merger contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although SAM/Icahn have no knowledge that would indicate that statements relating to Dell or the Proposed Merger contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to

12

date SAM/Icahn have not had access to the full books and records of Dell, were not involved in the preparation of such information and statements, and are not in a position to verify any such information or statements.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), reference is made to the Dell Proxy Statement for information concerning the Merger Agreement and related documents, the Proposed Merger, financial information regarding Dell, the Dell Special Meeting Proposals, shares of Dell Common Stock, the beneficial ownership of shares of Dell Common Stock by the principal holders thereof, appraisal rights of holders of Dell Common Stock, other information concerning Dell’s management, and certain other matters regarding Dell and the Special Meeting. SAM/Icahn assume no responsibility for the accuracy or completeness of any such information.

INFORMATION REGARDING DELL

The principal executive offices of Dell are located at One Dell Way, Round Rock, Texas 78682. You can find additional business and financial information about Dell in reports and documents previously filed with the SEC. Such information is available to you without charge at the SEC’s website at http://www.sec.gov. In addition, according to Dell, you may also obtain these reports and documents, without charge, through the “Investor Relations” section of Dell’s website at www.dell.com/investor.

PROXY SOLICITATION CONCERNING ELECTION OF DIRECTORS AND NEXT STEPS

On May 13, 2013, Longleaf hand delivered to Dell a letter pursuant to Dell’s bylaws (the “SAM Nomination Letter”) in which Longleaf stated its intent to nominate six individuals (the “SAM Nominees”) for election to the Dell Board at the 2013 Annual Meeting. Also on May 13, 2013, Icahn hand delivered to Dell a letter pursuant to Dell’s bylaws (the “Icahn Nomination Letter”) in which Icahn nominated six individuals (the “Icahn Nominees”) for election to the Dell Board at the 2013 Annual Meeting. The SAM Nomination Letter and the Icahn Nomination Letter indicated that SAM and Icahn intend to solicit proxies for the SAM Nominees and the Icahn Nominees as a single slate, and intend to jointly prepare, file and mail a proxy statement in connection with such solicitation.

SAM and Icahn intend to file a preliminary proxy statement with the SEC for use in connection with the solicitation of proxies from stockholders of Dell entitled to vote for the election of the SAM Nominees and the Icahn Nominees to the Dell Board at the 2013 Annual Meeting. Details regarding such proxy solicitation, if and when commenced, will be set forth in a definitive proxy statement filed with the SEC in compliance with the requirements of Section 14(a) of the Exchange Act.

THIS PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF PROXIES WITH RESPECT TO ELECTING DIRECTORS AT THE 2013 ANNUAL MEETING. A PROXY SOLICITATION CONCERNING THE ELECTION OF DIRECTORS AT THE 2013 ANNUAL MEETING WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

FUTURE STOCKHOLDER PROPOSALS

According to the Dell Proxy Statement, if the Proposed Merger is completed, Dell may not hold the 2013 Annual Meeting. However, if the Proposed Merger is not completed, Dell will hold the 2013 Annual Meeting.

The following description of the requirements for submitting stockholder proposals for the 2013 Annual Meeting has been taken from the Dell Proxy Statement:

If the 2013 annual meeting is held, stockholder proposals will be eligible for consideration for inclusion in the proxy statement and form of proxy for our 2013 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act and our Bylaws, as described below.

Any proposal that a stockholder wishes to include in proxy materials for our 2013 annual meeting of stockholders pursuant to SEC Rule 14a-8 must have been received no later than

13

the close of business on January 30, 2013 (unless the meeting date is changed by more than 30 days from the anniversary of the 2012 annual meeting, in which case a proposal must be received a reasonable time before we print proxy materials) and must be submitted in compliance with the rule. Proposals should be directed to Corporate Secretary, Dell Inc., One Dell Way, Mail Stop RRl-33, Round Rock, Texas 78682, and should comply with the requirements of Rule 14a-8.

Any proposal or nomination for director that a stockholder wishes to propose for consideration at the 2013 annual meeting of stockholders, but does not seek to include in our proxy statement under applicable SEC rules, must be submitted in accordance with Section 12 of Article III of our bylaws, and must be received at our principal executive offices no later than 60 days in advance of the 2013 annual meeting assuming that the date of the 2013 meeting is announced at least 70 days in advance. Any such proposal must be an appropriate subject for stockholder action under applicable law and must otherwise comply with Section 12 of Article III of our bylaws.

If our Corporate Secretary receives at the address listed above any stockholder proposal intended to be presented at the 2013 annual meeting without inclusion in the proxy statement for the meeting after the deadline specified in the Company’s bylaws (or if such proposal is received less than a reasonable time before we print proxy materials, if the date of the 2013 annual meeting of stockholders is changed by more than 30 days from the anniversary of the 2012 annual meeting), SEC Rule 14a-4 (c) provides that the proxies designated by the Board will have discretionary authority to vote on such proposal. The proxies designated by the Board also will have such discretionary authority, notwithstanding the stockholder’s compliance with the deadlines described above, if we advise stockholders in the proxy statement for the meeting about the nature of the matter and how management intends to vote on such matter, and the stockholder does not comply with specified provisions of the SEC’s rules.

14

ANNEX A

information concerning directors and executive officers of
southeastern ASSET management, inc. who are participants

SAM is a participant in this solicitation of proxies for the Special Meeting.

Principal Businesses of SAM

SAM is an investment advisor registered with the SEC under the Investment Advisers Act of 1940, as amended. SAM serves as an investment advisor to various individual clients, institutions including qualified retirement plans, endowment funds and to the four series or portfolios of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust.

Principal Office of SAM

The address of the principal business and the address of the principal office of SAM is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

Beneficial and Record Ownership of SAM

Shares of Dell Common Stock were acquired on behalf of the investment advisory clients of SAM under sole or shared discretionary authority granted to SAM. None of the shares of Dell Common Stock are owned by or on behalf of SAM or by any of its directors or officers.

The aggregate number and percentage of shares of Dell Common Stock beneficially owned by SAM is 71,657,828 shares, constituting approximately 4.1% of the shares of Dell Common Stock outstanding. This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days. The calculation of the foregoing percentage is based on the number of shares disclosed as outstanding as of June 6, 2013 by Dell in its Form 10-Q, filed with the SEC on June 12, 2013.

	Common Shares Held		% of outstanding Common Shares
Voting Authority

Sole:	36,073,160		2.1%
Shared:	27,939,000	*	1.6%
None:	7,645,668		0.4%

Total	71,657,828	**	4.1%

*Consists of shares owned by Longleaf. This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

**Does not include 705,000 shares held by one non-discretionary account over which neither SAM nor Longleaf has either voting or dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares. 352,500 of these shares are the “Additional Shares” to be sold pursuant to the Stock Purchase Agreement (the “Stock Purchase Agreement”), dated June 18, 2013, by and among SAM and certain of the Icahn Beneficial Owners (as defined in Annex B). After such sale, this non-discretionary account will own 352,500 shares.

A-1

	Common Shares Held		% of outstanding Common Shares
Dispositive Authority

Sole:	43,718,828		2.5%
Shared:	27,939,000	*	1.6%
None:	0		0.0%

Total	71,657,828	**	4.1%

*Consists of shares owned by Longleaf. This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

**Does not include 705,000 shares held by one non-discretionary account over which neither SAM nor Longleaf has either voting or dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares. 352,500 of these shares are the “Additional Shares” to be sold pursuant to the Stock Purchase Agreement. After such sale, this non-discretionary account will own 352,500 shares.

For avoidance of doubt, neither SAM nor Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of SAM, in the event he could be deemed to be an indirect beneficial owner of the shares of Dell Common Stock reported by SAM through the exercise of voting control and/or dispositive power over the shares of Dell Common Stock as the result of his official positions or ownership of voting securities of SAM, owns any shares of Dell Common Stock for its or his own account and each disclaims beneficial interest in any of the shares of Dell Common Stock referenced above.

Other than as disclosed in this Proxy Statement, to the best of SAM’s knowledge, neither SAM in this solicitation, nor any of SAM’s associates, has any substantial interests, direct or indirect, by security holding or otherwise, in any matter to be acted upon pursuant to this Proxy Statement. Other than as disclosed in this Proxy Statement, to the best of SAM’s knowledge, neither SAM nor any of SAM’s associates has any arrangement or understanding with any person with respect to any future employment by Dell or its affiliates, or any future transactions to which Dell or any of its affiliates will or may be a party.

Securities Purchased or Sold

Except as set forth in Schedule II hereto, neither SAM nor, to the best of SAM’s knowledge, any person named on Schedule I hereto, has effected any transaction in any Common Stock within the last two years.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Dell

Except for (i) the D.F. King Engagement described herein under the section entitled “Solicitation of Proxies”, (ii) the Joint Filing Agreements by and among SAM and Mr. O. Mason Hawkins in respect of the Schedule 13D filings in respect of Dell described herein under “Background of this Solicitation”, (iii) its relationship with Icahn (as further described and defined below), (iv) as described above in this Annex A, and (v) the investment relationships described below, SAM is not, or was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Dell, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

SAM has agreed to act in concert with Icahn solely for the purposes of promoting the transactions and proposals contained in the Stock Purchase Agreement, a letter by and among SAM and certain of the Icahn Beneficial Owners (as defined in Annex B), and the May 9 Board Letter, including pursuing a superior proposal in connection with the Proposed Going Private Transaction and urging stockholders to vote against the Proposed Going Private Transaction, and the joint solicitation of proxies for the 2013 Annual Meeting and the Special Meeting. Based on the foregoing, SAM and Icahn have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 224,136,478 shares of Dell Common Stock, constituting

A-2

approximately 12.8% of the 1,756,073,637 shares outstanding. However, SAM expressly disclaims beneficial ownership of the 152,478,650 shares of Dell Common Stock beneficially owned by the Icahn Beneficial Owners. SAM, in accordance with its fiduciary duties, also expressly retains the sole voting and investment power of the shares of Dell Common Stock it beneficially owns.

The powers of disposition with respect to shares of Dell Common Stock owned by discretionary private accounts of SAM are established in written investment advisory agreements between clients and SAM, which are entered into in the normal and usual course of the business of SAM as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account.

The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the shares of common stock, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies. In connection with voting, SAM may be allowed or directed to vote the proxies received by accounts classified as “discretionary” or “shared” accounts; such authority is generally retained by the clients for accounts classified as “non-discretionary”.

A-3

SCHEDULE I
to Annex A

EXECUTIVE OFFICERS AND DIRECTORS OF SOUTHEASTERN ASSET MANAGEMENT, INC.

The following is a list of the executive officers and directors of SAM, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise specified, the current business address of each such person is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Each individual listed below is a citizen of the United States of America.

During the past ten years, no person named on this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Directors of Southeastern Asset Management, Inc.

O. Mason Hawkins	Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates	President of Southeastern Asset Management, Inc.; Co-Portfolio Manager of Longleaf Partners Funds.

Richard W. Hussey	Chief Operating Officer and Principal of Southeastern Asset Management, Inc.

Other Officers of Southeastern Asset Management, Inc.

Brandon Arrindell	Analyst
Jim Barton, Jr.	Head of Portfolio Risk Management, Principal
Julie M. Bishop	Mutual Fund Chief Financial Officer, Principal
J. Isaac Byrd	Head of Portfolio Compliance
Scott Cobb	Senior Analyst, Principal
Deborah Craddock	Head of Trading, Principal
Jeffrey D. Engelberg	Senior Trader, Principal
Steve Fracchia	Chief Financial Officer, Principal
Ross Glotzbach	Senior Analyst, Principal
Michael Johnson	Senior Trader
Lee B. Harper	Head of Client Portfolio Management, Principal
Lowry H. Howell	Senior Analyst, Principal
Fraser E. Marcus	Head of Global Business Development
Steve McBride	Assistant General Counsel
Andrew R. McCarroll	General Counsel, Principal
W. Douglas Schrank	Senior Trader
Josh Shores, CFA	Senior Analyst, Principal
Ken Siazon	Senior Analyst, Principal
Jim Thompson	Senior Analyst, Principal
Peter Kris	Head of Global Fund Business
Manish Sharma	Senior Analyst, Principal
Jamie H. Baccus	Head of Portfolio Accounting
Gary M. Wilson	Client Portfolio Manager, Principal
Michael J. Wittke	Chief Compliance Officer

S-I-A-1

SCHEDULE II
to Annex A

Certain Information Required by Item 5 of Schedule 14A

During the past two years, SAM purchased or sold Dell Common Stock in open market transactions as indicated below.

Date of Transaction	Type of Transaction	# of Shares
6/1/2011	Buy	402,000
6/2/2011	Sell	16,000
6/8/2011	Buy	149,000
6/14/2011	Sell	143,000
6/15/2011	Buy	339,000
6/16/2011	Sell	302,279
6/17/2011	Buy	177,000
6/22/2011	Sell	115,000
6/23/2011	Sell	187,000
6/28/2011	Sell	116,000
6/29/2011	Buy	3,669,000
6/30/2011	Sell	222,000
7/1/2011	Buy	89,000
7/8/2011	Buy	683,000
7/15/2011	Sell	10,000
7/19/2011	Sell	22,000
7/25/2011	Sell	19,000
8/5/2011	Buy	665,000
8/8/2011	Buy	23,000
8/11/2011	Buy	1,718,000
8/12/2011	Buy	22,000
8/15/2011	Sell	6,476,800
8/17/2011	Buy	242,000
8/18/2011	Buy	21,000
8/23/2011	Buy	87,000
8/25/2011	Sell	11,000
8/26/2011	Buy	62,000
9/8/2011	Sell	69,000
9/12/2011	Buy	260,000
9/13/2011	Sell	18,000
9/22/2011	Buy	44,800
9/27/2011	Sell	4,000
9/28/2011	Sell	79,000
9/29/2011	Sell	299,000
9/30/2011	Buy	34,000

S-II-A-1

Date of Transaction	Type of Transaction	# of Shares
10/3/2011	Sell	5,000
10/5/2011	Sell	781,000
10/10/2011	Sell	64,709
10/11/2011	Sell	159,000
10/12/2011	Sell	93,000
10/14/2011	Buy	37,000
10/21/2011	Sell	129,000
10/25/2011	Sell	6,000
10/26/2011	Sell	192,000
10/27/2011	Sell	99,000
11/1/2011	Buy	32,000
11/2/2011	Sell	127,000
11/10/2011	Buy	11,000
11/15/2011	Sell	51,000
11/22/2011	Sell	21,000
11/28/2011	Sell	66,000
12/2/2011	Sell	50,000
12/5/2011	Sell	204,000
12/8/2011	Sell	31,000
12/9/2011	Sell	501,000
12/14/2011	Sell	20,000
12/15/2011	Sell	2,281,000
12/16/2011	Sell	517,300
12/20/2011	Sell	39,000
12/23/2011	Sell	26,000
12/27/2011	Buy	26,000
1/3/2012	Buy	93,000
1/6/2012	Buy	13,000
1/9/2012	Buy	586,000
1/20/2012	Sell	672,000
1/24/2012	Sell	65,000
1/26/2012	Sell	76,000
1/27/2012	Sell	285,000
2/2/2012	Sell	4,428,333
2/3/2012	Sell	2,625,267
2/9/2012	Sell	112,000
2/10/2012	Sell	138,000
2/15/2012	Sell	95,000
2/17/2012	Sell	39,000
2/22/2012	Sell	57,000
2/24/2012	Sell	68,000
3/5/2012	Sell	88,000

S-II-A-2

Date of Transaction	Type of Transaction	# of Shares
3/13/2012	Buy	25,200
3/19/2012	Buy	746,000
3/20/2012	Sell	248,000
3/22/2012	Sell	67,000
3/29/2012	Sell	55,000
3/30/2012	Buy	28,000
4/2/2012	Sell	82,000
4/3/2012	Sell	14,000
4/5/2012	Buy	201,000
4/16/2012	Sell	199,000
4/17/2012	Buy	45,000
4/23/2012	Sell	239,933
4/30/2012	Sell	45,000
4/30/2012	Sell	23,000
5/1/2012	Sell	573,000
5/8/2012	Sell	70,000
5/15/2012	Buy	24,300
5/18/2012	Sell	10,100
5/24/2012	Sell	32,900
6/1/2012	Buy	154,800
6/19/2012	Sell	30,700
6/26/2012	Sell	10,800
7/2/2012	Buy	212,000
7/3/2012	Sell	81,000
7/23/2012	Sell	25,500
7/24/2012	Sell	24,500
7/27/2012	Sell	63,400
8/10/2012	Sell	104,800
8/14/2012	Sell	289,200
8/16/2012	Sell	38,000
8/21/2012	Sell	93,000
8/24/2012	Sell	102,500
8/27/2012	Sell	193,000
8/31/2012	Sell	53,000
9/11/2012	Sell	8,100
9/18/2012	Sell	178,100
9/20/2012	Sell	105,500
9/21/2012	Sell	128,000
10/3/2012	Sell	230,900
10/19/2012	Sell	50,000
11/29/2012	Sell	101,000
12/12/2012	Sell	57,300

S-II-A-3

Date of Transaction	Type of Transaction	# of Shares
2/6/2013	Sell	471,667
2/7/2013	Sell	471,667
2/8/2013	Sell	471,666
3/4/2013	Sell	192,200
4/17/2013	Sell	13,000
4/23/2013	Sell	16,000
4/30/2013	Sell	35,200
5/17/2013	Sell	95,100
5/20/2013	Sell	102,400
5/28/2013	Sell	258,400
6/10/2013	Sell	284,902
6/12/2013	Sell	282,200
6/18/2013	Sell	71,657,828	*

* Does not include 352,500 shares that represent the “Additional Shares” to be sold pursuant to the Stock Purchase Agreement dated June 18, 2013, by and among SAM and certain of the Icahn Beneficial Owners (as defined in Annex B).

No indebtedness was incurred by SAM for the purpose of acquiring or holding Dell Common Stock.

In addition to the above transactions, on the dates indicated below (1) certain clients of SAM established their advisory relationship with SAM (indicated in the table below as a “Long-In”) and added the indicated number of shares to SAM’s discretion, and (2) certain clients of SAM terminated their advisory relationship with SAM (indicated in the table below as a “Long-Out”) and removed the indicated number of shares from SAM’s discretion.

Date of Transaction	Type of Transaction	# of Shares
6/30/2011	Long-Out	34,000
9/30/2011	Long-Out	4,000
10/3/2011	Long-In	385,500
10/27/2011	Long-Out	222,000
10/28/2011	Long-In	595,500
11/1/2011	Long-Out	498,000
12/1/2011	Long-Out	172,421
12/1/2011	Long-Out	299,579
12/1/2011	Long-Out	178,000
12/13/2011	Long-In	357,000
1/10/2012	Long-Out	234,000
1/18/2012	Long-In	114,000
3/23/2012	Long-Out	842,000
3/31/2012	Long-Out	291,000
3/31/2012	Long-Out	375,000
4/13/2012	Long-Out	324,000
4/25/2012	Long-In	453,000
5/10/2012	Long-In	1,178,400
7/20/2012	Long-In	87,400

S-II-A-4

Date of Transaction	Type of Transaction	# of Shares
9/12/2012	Long-Out	1,019,000
9/21/2012	Long-Out	287,200
10/1/2012	Long-Out	373,800
10/9/2012	Long-Out	238,000
11/9/2012	Long-Out	349,000
11/19/2012	Long-Out	128,000
11/19/2012	Long-Out	2,687,168
11/20/2012	Long-Out	781,900
11/28/2012	Long-Out	869,844
11/30/2012	Long-Out	116,000
12/13/2012	Long-Out	84,000
1/28/2013	Long-Out	106,000
3/6/2013	Long-Out	97,500
3/19/2013	Long-Out	122,000
4/19/2013	Long-Out	179,000
5/17/2013	Long-Out	689,000
5/30/2013	Long-Out	1,122,000

In addition to the above transactions, on May 15, 2013, SAM exercised 25,000,000 December 2015 call options. The exercise of the options provided SAM with rights to exercise voting authority over the underlying securities. The exercise of the options did not alter SAM’s beneficial ownership of the underlying securities.

S-II-A-5

ANNEX B

information concerning directorS and executive officers of
icahn enterprises l.p. AND AFFILIATED ENTITIES who are participants

Security Ownership of Icahn Participants

(1) Title of Class	(2) Name of Icahn Beneficial Owner[1]	(3) Amount of Beneficial Ownership	(4) Percent of Class[2]
Dell Common Stock	High River Limited Partnership	30,495,730	1.74%
Dell Common Stock	Icahn Partners LP	46,008,171	2.62%
Dell Common Stock	Icahn Partners Master Fund LP	48,572,373	2.77%
Dell Common Stock	Icahn Partners Master Fund II LP	19,027,739	1.08%
Dell Common Stock	Icahn Partners Master Fund III LP	8,374,637	0.48%

Description of Icahn Beneficial Ownership and Icahn Beneficial Owners

Barberry Corp., a Delaware corporation (“Barberry”), is the sole member of Hopper Investments LLC, a Delaware limited liability company (“Hopper”), which is the general partner of High River Limited Partnership, a Delaware limited partnership (“High River”). Beckton Corp., a Delaware corporation (“Beckton”) is the sole shareholder of Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Holdings”). Icahn Holdings is the sole member of IPH GP LLC, a Delaware limited liability company (“IPH”), which is the general partner of Icahn Capital L.P., a Delaware limited partnership (“Icahn Capital”). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”) and Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”). Icahn Onshore is the general partner of Icahn Partners LP, a Delaware limited partnership (“Icahn Partners”). Icahn Offshore is the general partner of each of Icahn Partners Master Fund LP, a Delaware limited partnership (“Icahn Master”) Icahn Partners Master Fund II, LP, a Delaware limited partnership (“Icahn Master II”) and Icahn Partners Master Fund III LP, a Delaware limited partnership (“Icahn Master III”). Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn (“Mr. Icahn,” and collectively with Barberry, Hopper, Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore and Icahn Offshore, the “Icahn Beneficial Owners” and each of them an “Icahn Beneficial Owner”). As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Icahn Direct Beneficial Owners and the Icahn Beneficial Owners.

The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and (ii) Barberry and Hopper is c/o Icahn Capital LP, 767 Fifth Avenue, 46th Floor, New York, NY 10153.

Barberry is primarily engaged in the business of serving as the sole member of Hopper and investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River and investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner

1 Please note that each Holder listed in this table is, as of the date of this Proxy Statement, the direct beneficial owner of the shares of Dell Common Stock set forth under the heading “(3) Amount of Beneficial Ownership” and that indirect beneficial ownership of shares of Dell Common Stock is described below in the text of this Annex B under the heading “Description of Icahn Beneficial Ownership and Icahn Beneficial Owners.”

2 Please note that percentages of ownership set forth in this column were calculated based on the 1,756,073,637 shares of Dell Common Stock Shares stated to be outstanding as of June 6, 2013, according to Dell’s Form 10-Q for the quarterly period ended May 3, 2013, filed with the Securities and Exchange Commission on June 12, 2013.

B-1

of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP. Mr. Carl C. Icahn is primarily engaged in serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises L.P., a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The Icahn Direct Beneficial Owners and the Icahn Beneficial Owners may be deemed to beneficially own, in the aggregate, 152,478,650 shares of Dell Common Stock, representing approximately 8.7% of Dell’s outstanding shares of Common Stock (based upon the 1,756,073,637 shares of Dell Common Stock stated to be outstanding as of June 6, 2013 by Dell in Dell’s Form 10-Q for the quarterly period ended May 3, 2013, filed with the Securities and Exchange Commission on June 12, 2013.)

High River has sole voting power and/or sole dispositive power with regard to 30,495,730 shares of Dell Common Stock. Each of Hopper, Barberry and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and/or sole dispositive power with regard to 46,008,171 shares of Dell Common Stock. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares. Icahn Master has sole voting power and/or sole dispositive power with regard to 48,572,373 shares of Dell Common Stock. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and/or sole dispositive power with regard to 19,027,739 shares of Dell Common Stock. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and/or sole dispositive power with regard to 8,374,637 shares of Dell Common Stock. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own the 30,495,730 shares of Dell Common Stock which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own the 46,008,171 shares of Dell Common Stock which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, may be deemed to indirectly beneficially own the 75,974,749 shares of Dell Common Stock which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.

The Icahn Beneficial Owners have agreed to act in concert with SAM solely for the purposes of promoting the transactions and proposals contained in the Stock Purchase Agreement (as defined in Annex A), a letter among SAM and the Icahn Beneficial Owners, and the May 9 Board Letter, including pursuing a superior proposal in connection with the Proposed Going Private Transaction and urging stockholders to vote against the Proposed Going Private Transaction, and the joint solicitation of proxies for the 2013 Annual Meeting and the Special Meeting. Based on the foregoing, the Icahn Beneficial Owners and SAM have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 224,136,478 shares of Dell Common Stock, constituting approximately 12.8% of the 1,756,073,637 shares outstanding. However, the Icahn Beneficial Owners expressly disclaims beneficial ownership of the 71,657,828 shares of Dell Common Stock beneficially owned by SAM and its related affiliates. The Icahn Beneficial Owners also expressly retain the sole voting and investment power of the shares of Dell Common Stock they beneficially own.

With respect to each Icahn Beneficial Owner, Mr. Icahn and Mr. Jonathan Christodoro, an employee of one of the Icahn Beneficial Owners (collectively, the (“Icahn Participants”), except as set forth in this Proxy Statement

B-2

or the Annexes attached hereto, (i) such Icahn Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Dell, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Icahn Participant nor any of such Icahn Participant’s associates have any arrangement or understanding with any person with respect to (A) any future employment by Dell or its affiliates or (B) any future transactions to which Dell or any of its affiliates will or may be a party.

Mr. Icahn has an interest in the Special Meeting indirectly through the beneficial ownership of securities, as further described in this Annex B. Each of Mr. Icahn and Mr. Christodoro is employed by an entity affiliated with IEP. The principal business address of each of Mr. Icahn and Mr. Christodoro is c/o Icahn Capital LP, 767 Fifth Avenue, 46th Floor, New York, NY 10153.

Entities affiliated with Mr. Icahn purchase approximately $6 million of products and services from Dell each year.

Mr. Icahn has served as chairman of the board and a director of Starfire Holding Corporation, a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., and certain related entities, Mr. Icahn’s principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP. From November 2004 to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion). Mr. Icahn has been: chairman of the board of CVR Refining GP, LLC, the general partner of CVR Refining, LP, an independent downstream energy limited partnership, since January 2013; chairman of the board of CVR Energy, Inc., an independent petroleum refiner and marketer of high value transportation fuels, since June 2012; chairman of the board of Tropicana Entertainment Inc., a company that is primarily engaged in the business of owning and operating casinos and resorts, since March 2010; a director of Federal−Mogul Corporation, a supplier of automotive powertrain and safety components, since December 2007, and the non-executive chairman of the board of Federal-Mogul since January 2008; President and a member of the executive committee of XO Holdings, a competitive provider of telecom services, since September 2011, and chairman of the board and a director of its predecessors since January 2003; and chairman of the board and a director of American Railcar Industries, Inc., a railcar manufacturing company, since 1994. Mr. Icahn was previously: a director of WestPoint Home LLC, a home textiles manufacturer, from October 2005 until December 2011; a director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies, from July 1993 to July 2010; a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment, from May 2005 to January 2010; a director of Motricity Inc., a mobile data services provider, from April 2008 to January 2010; a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers and developers worldwide, from August 2008 to October 2009; a director of WCI Communities, Inc., a homebuilding company, from August 2007 to September 2009, and was chairman of the board of WCI from September 2007 to September 2009; a director of ImClone Systems Incorporated, a biopharmaceutical company, from September 2006 to November 2008, and was chairman of the board of ImClone from October 2006 to November 2008; chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the former owner and operator of The Sands Hotel and Casino in Atlantic City, from September 2000 to February 2007; chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005; and the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, Nevada, which, until February 2008, was a subsidiary of Icahn Enterprises, from October 1998 to May 2004. Mr. Icahn received his B.A. from Princeton University.

B-3

Two Year Summary Table:

The following table indicates the date of each purchase and sale of share of Dell Common Stock by Mr. Icahn and his affiliates within the past two years, and the number of shares of Dell Common Stock in each such purchase and sale.

Name	Date	Shares Purchased
High River	02/08/2013	1,000,000.00
High River	02/11/2013	260,000.00
High River	02/12/2013	100,000.00
High River	03/06/2013	40,000.00
High River	04/10/2013	14,693,664.00	(1)
High River	06/18/2013	14,402,066.00	(2)

Icahn Partners	02/08/2013	1,520,055.00
Icahn Partners	02/11/2013	395,214.00
Icahn Partners	02/12/2013	152,007.00
Icahn Partners	03/06/2013	60,453.00
Icahn Partners	04/10/2013	22,327,421.00	(1)
Icahn Partners	06/18/2013	21,553,021.00	(2)

Icahn Master	02/08/2013	1,573,579.00
Icahn Master	02/11/2013	409,131.00
Icahn Master	02/12/2013	157,357.00
Icahn Master	03/06/2013	63,792.00
Icahn Master	04/10/2013	23,133,425.00	(1)
Icahn Master	06/18/2013	23,235,089.00	(2)

Icahn Master II	02/08/2013	629,318.00
Icahn Master II	02/11/2013	163,623.00
Icahn Master II	02/12/2013	62,932.00
Icahn Master II	03/06/2013	24,908.00
Icahn Master II	04/10/2013	9,244,236.00	(1)
Icahn Master II	06/18/2013	8,902,722.00	(2)

Icahn Master III	02/08/2013	277,048.00
Icahn Master III	02/11/2013	72,032.00
Icahn Master III	02/12/2013	27,704.00
Icahn Master III	03/06/2013	10,847.00
Icahn Master III	04/10/2013	4,069,576.00	(1)
Icahn Master III	06/18/2013	3,917,430.00	(2)

(1)	The Icahn Direct Beneficial Owners acquired these shares of Dell Common Stock upon the exercise of call options as described on Schedule I to this Annex B.

(2)	The Icahn Direct Beneficial Owners acquired these shares of Dell Common Stock from SAM pursuant to the Stock Purchase Agreement, which was filed as Exhibit 2 to Amendment No. 2 to Icahn's Schedule 13D, filed on June 18, 2013.

Shares of Dell Common Stock purchased by each of the Icahn Direct Beneficial Owners are maintained in margin accounts that include positions in securities in addition to the shares of Dell Common Stock. As of [ ● ], 2013, the indebtedness of (i) High River’s margin account was approximately $[ ● ] million, (ii) Icahn Partner’s margin account was approximately $[ ● ] million, (iii) Icahn Master’s margin account was approximately $[ ● ] million,

B-4

(iv) Icahn Master II’s margin account was approximately $[ ● ] million, and (v) Icahn Master III’s margin account was approximately $[ ● ] million.

B-5

SCHEDULE I
to Annex B

The following are American call options purchased by the Icahn Direct Beneficial Owners, which were written by UBS AG with a $8.50 strike price and an expiration date of February 11, 2015, and which provided for physical settlement. These are further described in the chart set forth below. On April 10, 2013, the Icahn Direct Beneficial Owners exercised all of their respective call options.

NAME	DATE	QUANTITY
High River	02/11/2013	1,306,731.00
High River	02/12/2013	493,700.00
High River	02/13/2013	600,000.00
High River	02/14/2013	866,876.00
High River	02/15/2013	694,342.00
High River	02/19/2013	991,036.00
High River	02/20/2013	876,353.00
High River	02/21/2013	707,735.00
High River	02/22/2013	99,180.00
High River	02/25/2013	313,498.00
High River	02/26/2013	960,589.00
High River	02/27/2013	773,713.00
High River	02/28/2013	620,900.00
High River	03/01/2013	700,000.00
High River	03/04/2013	3,154,171.00
High River	03/05/2013	607,690.00
High River	03/06/2013	927,150.00

Icahn Partners	02/11/2013	1,986,302.00
Icahn Partners	02/12/2013	750,450.00
Icahn Partners	02/13/2013	912,033.00
Icahn Partners	02/14/2013	1,317,699.00
Icahn Partners	02/15/2013	1,055,439.00
Icahn Partners	02/19/2013	1,506,430.00
Icahn Partners	02/20/2013	1,332,104.00
Icahn Partners	02/21/2013	1,075,794.00
Icahn Partners	02/22/2013	150,762.00
Icahn Partners	02/25/2013	476,533.00
Icahn Partners	02/26/2013	1,460,147.00
Icahn Partners	02/27/2013	1,176,087.00
Icahn Partners	02/28/2013	943,803.00
Icahn Partners	03/01/2013	1,058,564.00
Icahn Partners	03/04/2013	4,792,993.00
Icahn Partners	03/05/2013	923,429.00
Icahn Partners	03/06/2013	1,408,852.00

Icahn Master	02/11/2013	2,056,245.00
Icahn Master	02/12/2013	776,875.00
Icahn Master	02/13/2013	944,146.00
Icahn Master	02/14/2013	1,364,098.00
Icahn Master	02/15/2013	1,092,602.00
Icahn Master	02/19/2013	1,559,474.00
Icahn Master	02/20/2013	1,379,010.00
Icahn Master	02/21/2013	1,113,679.00
Icahn Master	02/22/2013	156,066.00

S-I-B-1

NAME	DATE	QUANTITY
Icahn Master	02/25/2013	493,313.00
Icahn Master	02/26/2013	1,511,563.00
Icahn Master	02/27/2013	1,217,498.00
Icahn Master	02/28/2013	977,036.00
Icahn Master	03/01/2013	1,109,814.00
Icahn Master	03/04/2013	4,965,643.00
Icahn Master	03/05/2013	956,693.00
Icahn Master	03/06/2013	1,459,670.00

Icahn Master II	02/11/2013	822,349.00
Icahn Master II	02/12/2013	310,695.00
Icahn Master II	02/13/2013	377,591.00
Icahn Master II	02/14/2013	545,539.00
Icahn Master II	02/15/2013	436,963.00
Icahn Master II	02/19/2013	623,677.00
Icahn Master II	02/20/2013	551,506.00
Icahn Master II	02/21/2013	445,391.00
Icahn Master II	02/22/2013	62,416.00
Icahn Master II	02/25/2013	197,290.00
Icahn Master II	02/26/2013	604,516.00
Icahn Master II	02/27/2013	486,912.00
Icahn Master II	02/28/2013	390,743.00
Icahn Master II	03/01/2013	438,583.00
Icahn Master II	03/04/2013	1,984,440.00
Icahn Master II	03/05/2013	382,327.00
Icahn Master II	03/06/2013	583,298.00

Icahn Master III	02/11/2013	362,027.00
Icahn Master III	02/12/2013	136,779.00
Icahn Master III	02/13/2013	166,230.00
Icahn Master III	02/14/2013	240,166.00
Icahn Master III	02/15/2013	192,366.00
Icahn Master III	02/19/2013	274,564.00
Icahn Master III	02/20/2013	242,792.00
Icahn Master III	02/21/2013	196,078.00
Icahn Master III	02/22/2013	27,476.00
Icahn Master III	02/25/2013	86,855.00
Icahn Master III	02/26/2013	266,129.00
Icahn Master III	02/27/2013	214,355.00
Icahn Master III	02/28/2013	172,020.00
Icahn Master III	03/01/2013	193,039.00
Icahn Master III	03/04/2013	873,608.00
Icahn Master III	03/05/2013	168,313.00
Icahn Master III	03/06/2013	256,779.00

S-I-B-2

SCHEDULE II
to Annex B

The following are European-style put options which were written by the Icahn Direct Beneficial Owners to UBS AG and had a $8.50 strike price and an expiration date of the earlier of February 11, 2015 or the date on which the corresponding American-style call option described in Schedule I to Annex B, is exercised, and provided for cash settlement only and are further described in the chart set forth below. On April 10, 2013, the Icahn Direct Beneficial Owners exercised all of the call options described in Schedule I to Annex B, and upon exercise of the call options, all of the put options described below expired pursuant to their terms.

NAME	DATE	QUANTITY
High River	02/11/2013	1,306,731.00
High River	02/12/2013	493,700.00
High River	02/13/2013	600,000.00
High River	02/14/2013	866,876.00
High River	02/15/2013	694,342.00
High River	02/19/2013	991,036.00
High River	02/20/2013	876,353.00
High River	02/21/2013	707,735.00
High River	02/22/2013	99,180.00
High River	02/25/2013	313,498.00
High River	02/26/2013	960,589.00
High River	02/27/2013	773,713.00
High River	02/28/2013	620,900.00
High River	03/01/2013	700,000.00
High River	03/04/2013	3,154,171.00
High River	03/05/2013	607,690.00
High River	03/06/2013	927,150.00

Icahn Partners	02/11/2013	1,986,302.00
Icahn Partners	02/12/2013	750,450.00
Icahn Partners	02/13/2013	912,033.00
Icahn Partners	02/14/2013	1,317,699.00
Icahn Partners	02/15/2013	1,055,439.00
Icahn Partners	02/19/2013	1,506,430.00
Icahn Partners	02/20/2013	1,332,104.00
Icahn Partners	02/21/2013	1,075,794.00
Icahn Partners	02/22/2013	150,762.00
Icahn Partners	02/25/2013	476,533.00
Icahn Partners	02/26/2013	1,460,147.00
Icahn Partners	02/27/2013	1,176,087.00
Icahn Partners	02/28/2013	943,803.00
Icahn Partners	03/01/2013	1,058,564.00
Icahn Partners	03/04/2013	4,792,993.00
Icahn Partners	03/05/2013	923,429.00
Icahn Partners	03/06/2013	1,408,852.00

Icahn Master	02/11/2013	2,056,245.00
Icahn Master	02/12/2013	776,875.00
Icahn Master	02/13/2013	944,146.00
Icahn Master	02/14/2013	1,364,098.00
Icahn Master	02/15/2013	1,092,602.00
Icahn Master	02/19/2013	1,559,474.00

S-II-B-1

NAME	DATE	QUANTITY
Icahn Master	02/20/2013	1,379,010.00
Icahn Master	02/21/2013	1,113,679.00
Icahn Master	02/22/2013	156,066.00
Icahn Master	02/25/2013	493,313.00
Icahn Master	02/26/2013	1,511,563.00
Icahn Master	02/27/2013	1,217,498.00
Icahn Master	02/28/2013	977,036.00
Icahn Master	03/01/2013	1,109,814.00
Icahn Master	03/04/2013	4,965,643.00
Icahn Master	03/05/2013	956,693.00
Icahn Master	03/06/2013	1,459,670.00

Icahn Master II	02/11/2013	822,349.00
Icahn Master II	02/12/2013	310,695.00
Icahn Master II	02/13/2013	377,591.00
Icahn Master II	02/14/2013	545,539.00
Icahn Master II	02/15/2013	436,963.00
Icahn Master II	02/19/2013	623,677.00
Icahn Master II	02/20/2013	551,506.00
Icahn Master II	02/21/2013	445,391.00
Icahn Master II	02/22/2013	62,416.00
Icahn Master II	02/25/2013	197,290.00
Icahn Master II	02/26/2013	604,516.00
Icahn Master II	02/27/2013	486,912.00
Icahn Master II	02/28/2013	390,743.00
Icahn Master II	03/01/2013	438,583.00
Icahn Master II	03/04/2013	1,984,440.00
Icahn Master II	03/05/2013	382,327.00
Icahn Master II	03/06/2013	583,298.00

Icahn Master III	02/11/2013	362,027.00
Icahn Master III	02/12/2013	136,779.00
Icahn Master III	02/13/2013	166,230.00
Icahn Master III	02/14/2013	240,166.00
Icahn Master III	02/15/2013	192,366.00
Icahn Master III	02/19/2013	274,564.00
Icahn Master III	02/20/2013	242,792.00
Icahn Master III	02/21/2013	196,078.00
Icahn Master III	02/22/2013	27,476.00
Icahn Master III	02/25/2013	86,855.00
Icahn Master III	02/26/2013	266,129.00
Icahn Master III	02/27/2013	214,355.00
Icahn Master III	02/28/2013	172,020.00
Icahn Master III	03/01/2013	193,039.00
Icahn Master III	03/04/2013	873,608.00
Icahn Master III	03/05/2013	168,313.00
Icahn Master III	03/06/2013	256,779.00

S-II-B-2

 PRELIMINARY PROXY CARD - SUBJECT TO COMPLETION

DELL INC.

SPECIAL MEETING OF STOCKHOLDERS

YOUR VOTE IS IMPORTANT.

MARK, SIGN, DATE AND RETURN YOUR PROXY TODAY,

UNLESS YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN

THIS PROXY PROMPTLY. YOUR VOTE, WHETHER BY INTERNET OR TELEPHONE, MUST BE RECEIVED

NO LATER THAN 11:59 P.M., EDT, ON JULY 17, 2013, TO BE INCLUDED IN THE VOTING RESULTS.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, DETACH ALONG THE PERFORATION,

   MARK, SIGN, DATE AND RETURN THE BOTTOM PORTION USING THE ENCLOSED ENVELOPE.

GOLD PROXY CARD	THIS PROXY IS BEING SOLICITED BY	GOLD PROXY CARD
SOUTHEASTERN ASSET MANAGEMENT, INC. AND
ICAHN ENTERPRISES L.P.
AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF DELL INC.
FOR THE SPECIAL MEETING OF STOCKHOLDERS

SIGN, DATE AND MAIL YOUR PROXY TODAY

The undersigned stockholder(s) hereby of Dell Inc. (“Dell”) acknowledge(s) receipt of the Proxy Statement of Southeastern Asset Management, Inc. and Icahn Enterprises L.P. (collectively, “SAM/Icahn”), dated [ • ], 2013, related to, and the undersigned stockholder(s) hereby revoke(s) all prior proxies given or delivered in connection with, the Special Meeting of stockholders of Dell Inc. to be held at 8:00 a.m., Central Time, on July 18, 2013, at the Dell Round Rock Campus, 501 Dell Way, Round Rock, Texas 78682, and any adjournments or postponements thereof (the “Special Meeting”). The undersigned stockholder(s) hereby appoint(s) [ • ] and [ • ], and each of them singly, as proxies, each with full power of substitution, and hereby authorize(s) them to represent and to vote all of the shares of Common Stock of Dell Inc. that the stockholder(s) is/are entitled to vote at the Special Meeting or any adjournment or postponement thereof.

Each of the proposals set forth herein was proposed by Dell, and none of the proposals are conditioned on the approval of any other proposal.

EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS SET FORTH HEREIN TO THE EXTENT IT IS VOTED AT THE SPECIAL MEETING AS STIPULATED BELOW. BY EXECUTING THIS GOLD PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

	VOTE BY INTERNET	WWW.FIRSTCOASTRESULTS.COM/DELL

Visit the Internet voting Website at http://www.firstcoastresults.com/dell. Have this proxy card ready and follow the instructions on your screen. You will incur only your usual Internet charges. Available 24 hours a day, 7 days a week until 11:59 p.m. (EDT) on July 17, 2013.

Icahn Enterprises L.P.	VOTE BY TELEPHONE	1-800-218-2910

This method of voting is available for residents of the United States and Canada. On a touch tone telephone, call TOLL FREE 1-800-218-2910, 24 hours a day, 7 days a week. Have this proxy card ready, then follow the prerecorded instructions. Your vote will be confirmed and cast as you have directed. Available 24 hours a day, 7 days a week until 11:59 p.m. (EDT) on July 17, 2013.

VOTE BY MAIL
Simply sign and date your GOLD proxy card and return it in the postage- paid envelope to Southeastern Asset Management, Inc., c/o First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911. If you are voting by telephone or the Internet, please do not mail your proxy card.

Vote by Internet Access the Website and submit your proxy: www.firstcoastresults.com/dell	Vote By Telephone Call Toll-Free using a touch-tone telephone: 1-800-218-2910	Vote by Mail Sign and return your GOLD proxy card in the postage-paid envelope provided.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING:

THE PROXY STATEMENT IS AVAILABLE AT HTTP://WWW.DFKING.COM/DELL

Control Number

DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED ONLY IF YOU ARE VOTING BY MAIL

SAM/Icahn recommend that you vote AGAINST Proposals 1 through 3.	FOR	AGAINST	ABSTAIN

Proposal 1 – Proposal to adopt the Agreement and Plan of Merger, dated as of February 5, 2013, by and among Denali Holding Inc., Denali Intermediate Inc., Denali Acquiror Inc. and Dell Inc., as it may be amended from time to time.	☐	☐	☐

SAM/Icahn recommend a vote AGAINST Proposal 1.

Proposal 2 – Proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of Dell Inc. in connection with the merger, as disclosed in the Dell Proxy Statement dated May 31, 2013 in the table under “Special Factors –– Interests of the Company’s Directors and Executive Officers in the Merger –– Quantification of Payments and Benefits –– Potential Change of Control Payments to Named Executive Officers Table,” including the associated footnotes and narrative discussion.	☐	☐	☐

SAM/Icahn recommend a vote AGAINST Proposal 2.

Proposal 3 – Proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the Agreement and Plan of Merger.	☐	☐	☐

SAM/Icahn recommend a vote AGAINST Proposal 3.

To act upon other business as may properly come before the special meeting or any adjournment or postponement thereof.

Shareholder Sign Here	Date

Shareholder (Joint Owner) Sign Here	Date

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.